Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Presentation by Scott M. Hand
Chairman and Chief Executive Officer, Inco Limited
Scotia Capital Materials Conference
May 31, 2006

Scott Hand

Good morning ladies and gentlemen. Thanks to Onno Rutten and Scotia Capital for the invitation to speak today at your materials conference.
I want to draw your attention to the information on the screen, including the caution regarding forward-looking information and related statements. Unless otherwise stated, forward looking information in the remarks today excludes the impact of Inco’s Offer for Falconbridge. Also:
■     Actual results could differ materially from the 2006 outlook and other forward looking statements
■	Certain material assumptions were made in the forward-looking statements. These assumptions are set forth in more detail in our Directors’ circular
■     We have filed the slides used in this presentation with the SEC and on SEDAR in Canada
■	This morning, Inco filed its Directors’ Circular in response to the Teck Offer. All shareholders of Inco will receive a copy of the Directors’ circular in the coming days.

Shareholders are encouraged to read this document thoroughly and completely, as it contains important additional information on the material factors, risks and assumptions that could cause results to differ from what will be covered on this conference call. The Directors’ Circular is also available on SEDAR in Canada, the SEC website in the United States, and on our website at www.inco.com
■     Also, all currency references are in US Dollars unless otherwise stated

As I make my remarks, I am going to let you know where I and my Board stand on the many issues and opportunities we are looking at today. I want to say, after all the reviews that we have made — and indeed Inco’s management and Board have looked at where Inco should go for a long time — we are very clear in our strategy for meeting our prime objective — delivering value to our shareholders, both in the near and longer term. And we believe that the friendly acquisition of Falconbridge meets that objective — both for our shareholders and for the people of Inco and Falconbridge.

On May 8th, Teck Cominco announced its intention through a press release to make an unsolicited takeover offer for Inco.

Last week, they formally made their offer.

Today Inco’s Board of Directors unanimously recommends that all shareholders reject the Teck Offer and do not tender their shares.

Inco’s Board has been evaluating strategic alternatives for Inco on an ongoing basis for some time, and as you are all aware last October we entered into a friendly agreement to acquire Falconbridge. While the world has changed since October, the right move for us has not. We believe now, as we believed then, that the Falconbridge transaction is the best value creating alternative for Inco Shareholders. It creates a great company, with great operations, great assets, and great growth prospects. Indeed, I believe it is perhaps the best value creating transaction in our industry.

We have evaluated Teck as a combination partner in the past, and there have been a number of overtures from Teck since mid 2005. On each of those occasions, after careful analysis, we determined that the value creation opportunities from such a combination did not stack up in comparison to those created through our acquisition of Falconbridge. With Teck launching this unsolicited offer for our Company, we want to publicly respond to the substance of their offer and explain to our shareholders, the reasons why we recommend that Inco Shareholders reject the Teck Offer.

Leaving aside for the moment our commitment to the Falconbridge transaction — and I will get back to it — the Teck proposal is an inadequate bid for Inco.

Our Directors’ circular contains a full list and discussion of the reasons for recommending that Inco Shareholders reject the Teck Offer. I encourage you to read it thoroughly. We have listed the reasons for rejection over the next two slides, but allow me to summarize, as fundamentally, the Board’s reason’s for rejecting the offer revolve around four key themes:

As seen in points one through three and five on the slide, the Teck Offer does not give our shareholders adequate value for their company. Because most of the consideration in Teck’s offer to Inco Shareholders is Teck stock, you need to compare the asset quality and growth prospects of both companies and we believe Inco’s assets and prospects are far superior. Quite simply, the Board believes that the premium offered by Teck is too low to acquire a great Company like Inco. We believe the premium is particularly low when you consider the timing of the bid, coming when Teck’s stock has been inflated and Inco’s stock has been depressed by a number of factors relating to our proposed acquisition of Falconbridge, which I will address later.

Point four, the real value is in the friendly acquisition of Falconbridge. The Teck Offer is contingent on the Falconbridge transaction not proceeding. Thus Inco Shareholders would not participate in the tremendous value we can create through a combination with Falconbridge.

As to the sixth and eighth points on the slide, Teck is only offering Inco’s shareholders their Class B subordinated voting shares in exchange for your Inco shares. This would disenfranchise Inco’s shareholders who currently have one share, one vote. Our shareholders would not have a say in the new company.

Point seven, a combination with Teck lacks industrial logic and offers few synergies. We believe that the synergies stated publicly by Teck are largely illusory, and I will elaborate on this later in my presentation

In the opinion of Inco’s Board, the Teck Offer represents an inadequate control premium to the share price of Inco. Finally, Inco’s Board received opinions from each of Goldman Sachs, Morgan Stanley, and RBC Capital Markets each stating that Teck’s offer is inadequate from a financial point of view.

I will not tender my shares and none of our Directors or Officers intend to tender into the Teck Offer.

I will go into more detail, but first here is a summary of Teck’s unsolicited offer: Assuming full pro ration, shareholders would receive C$28.00 in cash and 0.6293 of a Teck Class B subordinated voting share. Teck likes to highlight that they are offering shareholders C$78.50 in cash, however, it is very unlikely that Inco’s shareholders will actually receive C$78.50 in cash. On a fully pro-rated basis, the Teck Offer is today worth approximately C$72.57, a mere 11% premium to our stock price the day before the Teck announcement was made. Not only is this a low premium for control; it is particularly low when you consider that Inco’s stock price has been depressed since we made our offer for Falconbridge last October, as a result of short selling of our stock and other factors. Finally, the offer is contingent on shareholders foregoing the tremendous value creation available through combining with Falconbridge.

The Teck Offer fails to recognize the strategic and scarcity value of Inco’s world class assets and growth projects. Under the terms of the offer, Inco Shareholders are not being paid for the value contained in their Company, when you consider Inco’s leadership position in the nickel industry, the outstanding growth prospects offered by our development projects, and our excellent cost position, with costs per nickel unit net of by-product credits expected to decline, which is unique in our industry. Let me take a moment on the points that are most important.

Inco has large-scale, long-life, low-cost operations in the world’s top nickel belts. The reserve life at our major operations run between 15 and 30 years, and as we work to convert mineral resources into ore reserves, these mine lives should extend long beyond that. In this age of commodity scarcity, we believe the market is only beginning to appreciate the value of our unique mining assets.

This next slide highlights Inco’s current strong position in the nickel industry. However, what truly distinguishes Inco is the growth that we offer investors over the next few years. Growth in the mining industry is hard to come by these days, particularly for large global miners that must discover and develop massive deposits to move the needle. With our Voisey’s Bay project ramping up production, and Goro under construction and our ability to expand at our existing operations in Canada and Indonesia, we are delivering on our strategy to bring on new low-cost capacity and to strengthen our operating position. As result of this growth in our production, we expect that we will soon become the world’s largest nickel producer.

Our project pipeline is rich and robust, with both greenfield developments such as Voisey’s and Goro and very low risk brownfield expansions at our existing operations, such as our expansion at PT Inco. There are few companies that offer this sort of growth. Compare this with Teck which has no new significant publicly announced metal mining projects. In fact, some of Teck’s existing mines are reaching the end of their life.

Inco is a low cost producer. In 2005, Inco was at the low end of the Brook Hunt cost curve. This year, with continued ongoing productivity improvements and with Voisey’s Bay ramping up, our cost position should get even better and Inco is the only major public mining company whose costs will decline this year in absolute terms — despite $75 per barrel oil and a $0.90 Canadian dollar. And Goro and our expansion at PT Inco will lower our costs even further. For example, in the second half of 2006, with the Voisey’s Bay pipeline full, our overall nickel unit cash cost of sales, after by-product credits, should be $2.20-to-$2.25 a pound.

We have great financial strength, with a 26% debt-to-capitalization ratio and over $750 million cash in the bank.

And finally we have our exposure to the nickel market, which we believe has very attractive fundamentals and more so than for certain other commodities. We firmly believe in the ongoing fundamentals for nickel. We expect the nickel market to be tight for several years. While new greenfield nickel supply will come and several brownfield expansions will occur, 2009 estimated world nickel supply will only be enough to keep pace with demand growth of about 5% — and the impact of China makes this projection seem very conservative. As a result, and while we do not publicly forecast nickel prices, we believe that nickel’s prospects are underpinned by strong supply/demand fundamentals.

Back to Teck and their offer. We have examined carefully a Teck/Inco combination and concluded it would be dilutive to Inco’s asset quality.

Almost half of Teck’s profits in 2005 came from copper, a metal with a great future. But two thirds of Teck’s copper production comes from the Highland Valley mine that is scheduled to close in just seven years. Teck’s other copper asset, their 22.5% minority ownership in

Antamina, is a good one. But we are buying into a larger 33.75% stake in that asset through Falconbridge.

Look at Teck’s zinc business. Teck’s largest zinc asset is Red Dog. It’s a good mine but Teck’s economic interest will diminish from as early as 2007 and eventually decline to 50%. Two of their other zinc assets have only 3-to-6 years of mine life left. We are more skeptical about the prospects of zinc. Demand growth has come from China. However, Chinese mines already produce 25% of the world’s zinc and have been able to increase production by 22% since 2000.

Turning to Teck’s coal business, Elk Valley is a relatively high cost producer, one thousand kilometers inland and a substantial distance from the Asian markets it ships to. It is not surprising given these cost attributes, that these assets generated only modest operating profit before the boom year of 2005. Again, China is a substantial producer of metallurgical coal and has been able to almost double production since 2000

Teck’s assets are inferior to Inco’s in terms of reserve life, growth prospects and cost position.

I know that the market is currently in love with copper and zinc. If you look at spot prices as a multiple of historical averages, you can see how inflated zinc and copper prices have become relative to their long-term averages. This is striking given that we believe that the fundamentals for nickel are the best of the three metals. Put very simply, we believe that this slide demonstrates that nickel is very strong — a record $10 a pound, but we believe the best days are in front of it. This bodes well for Inco, and badly for Teck. And this supports our view that combining Inco’s with Teck’s assets, dilutes the Inco shareholder.

The Teck Offer represents an inadequate control premium to the share price of Inco, particularly given the opportunistic timing. Average premiums paid in hostile Canadian metal and mining transactions approach 60%, and recent nickel companies such as WMC and Canico were sold at 46% and 56% percent premiums, respectively. On announcement, Teck was offering a 20% premium to our undisturbed price and this has since declined to an 11% premium to our undisturbed price on May 5th. The Board believes that shareholders deserve a better premium for control of a Company with the outstanding assets and prospects that Inco has if that is the way we go. Our Board cannot recommend to shareholders that they sell at what currently is merely an 11% premium to the undisturbed price a day before the offer.

Remember Teck’s offer is conditional on the Falconbridge deal not proceeding. That means Teck would be funding a large part of this small premium from the US$450 termination fee that would be due to Inco under certain of those termination circumstances.

The rise of the zinc and copper price, relative to the nickel price, has affected the relation of our two stocks. This is clear when you look at the exchange ratio calculated as the Inco stock price divided by the Teck stock price. As you can see on this chart, as the price of zinc and copper have risen, the exchange ratio has moved in favor of Teck’s shareholders. Teck has clearly timed their offer to take advantage of this at the expense of the Inco shareholder. For shareholders that elect Teck stock, an Inco shareholder would be selling to Teck at a discount to virtually any time over the past five years. Therefore, Teck’s offer is highly opportunistic.

Since Teck is only offering you Class B subordinated voting shares, Teck’s Dual Class share structure will prejudice and disenfranchise Inco Shareholders in a combination. Inco Shareholders would have a 40% interest in the combined entity but only 17% of the votes.

A privileged few shareholders, with less than two percent shareholding in a Teck/Inco combination, would control 57% of the votes. This will limit the say of Inco Shareholders in the operations of the new entity.

Combining with Teck lacks industrial logic and offers few synergies. Teck’s assertions on synergies leave us scratching our heads. There are no meaningful synergies beyond head office, and their claims on Sudbury synergies and CESL are highly speculative. When contrasting this to the tangible, identified synergies and value creation available to Inco Shareholders through a combination with Falconbridge, the Teck assertions have little or no substance. We believe our shareholders will see through this speculation as they evaluate the relative merits of the two transactions.

In summary, as we look at Teck versus Inco on five key criteria...

■          Quality of assets and market position
■          Fundamentals of underlying metals
■          Growth profile
■          Corporate governance, and
■          Synergies

... Inco is a low-cost producer with a high-quality, long-life asset base in arguably the best metal, nickel. We have a compelling growth profile, probably one of the best in the industry. Teck Cominco is opportunistically attempting to upgrade its asset quality without adequately compensating Inco’s shareholders.

As I have said many times in the past and I say it again today, the Falconbridge transaction is the best value creating alternative for Inco Shareholders.

Inco’s Board has and will continue to evaluate all strategic alternatives that would serve our shareholders’ best interests; both short and long-term. Commodity markets have strengthened since October and so has the logic for the Falconbridge transaction. The best strategy for our shareholders is to acquire Falconbridge — and we continue to work aggressively to do so.

Our deal was structured to provide both immediate and longer-term benefits to shareholders. Great operations, diversified both by product and geography, will be complemented by significant synergies and among the world’s best projects. Our transaction with Falconbridge creates an unrivalled combined project pipeline, which we believe is perhaps the most compelling in the industry.

We’ll be financially strong and resource rich, with a terrific exploration portfolio. You can’t duplicate these attributes. The New Inco will deliver shareholder value far beyond the potential of any other player.

It creates a much more attractive portfolio of assets focused on nickel and copper; the best metals. Contrast that to a combination of Inco with Teck, which we believe dilutes asset quality.

It creates superior growth in both nickel and copper — 65 million more pounds of new, low-cost nickel production in the Sudbury Basin and at Thompson, Manitoba by 2009 through feed flow optimization and maximization of throughput — achievable only through the combination of Inco and Falconbridge.

It is accretive on all financial metrics to our shareholders.

And the synergy story is real. I believe that the unique, tangible operating synergies represented by the Falconbridge transaction are not reflected in Inco’s current share price.

A number of shareholders have commented that they thought we were being too conservative on synergies and that’s true. We were. But we needed to do the work and we will continue with that work. Given our seven months working together, we now believe the synergies will average about $550 million a year in the first five years. Some of the increase comes from higher metal prices assumed in valuing the synergies but we have also identified new projects and refined or dropped others. Price assumptions have added about $80 million to the average run rate and new projects have added about $120 million. On a net present value basis, synergies are US$3.5 billion after tax, or C$3.9 billion, representing approximately C$9.20 for each New Inco share.

These new projects are real. They include reconfiguring Falconbridge’s Strathcona mill to process high copper, cobalt and PGM ores which will significantly improve recoveries.

We have further optimized production from the North Range in the Sudbury Basin. This slide is complex and that is deliberate because it makes the point that synergies in Sudbury can only be gained through single ownership of the mines and processing facilities. There are overlapping ore bodies and — more important — there are overlapping exploration opportunities. We have added a net $40 million of synergies by optimizing the mine development of the North Range since October. We also identified a further $30 million of additional synergies by bringing forward mine development in Thompson and additional mine development in Sudbury. These changes mean we will now be able to fill the combined mill and smelter capacity in Manitoba and Ontario with our own mine sourced production.

A large percentage of the synergies are unique to the combination of our two companies and are right in our mutual backyard — the Sudbury Basin, where we have contiguous nickel mining operations. It is simplistic to say these opportunities can be gained through some sort of joint venture. Realizing synergies means major changes in material flows and important long-term commitments. It requires the support of our people in Sudbury. Also, synergies in nickel are harder to realize than in other metals. A joint venture might get some limited synergies but it would take much longer to realize them. We believe the value of these synergies should be enjoyed by the shareholders who now own the operations.

We are planning a full presentation on our synergies in Sudbury in June where our joint synergies team will show you very clearly how these synergies will be achieved and why they are unique to the combination of Inco and Falconbridge.

So we remain committed to the Falconbridge transaction because we believe it offers enormous value to our shareholders.

This is why we believe Falconbridge is the right deal for Inco Shareholders.

I stand unanimous with my fellow Board members in recommending that Inco’s shareholders reject the Teck Offer. We will work hard through this period to protect the best interests of our shareholders. And we will work hard to ensure all shareholders realize the significant value evident in Inco.

In the evolving situation that we find ourselves in, we will continue to evaluate a range of strategic alternatives to enhance shareholder value. As we do so, we hope Inco’s shareholders will work with us to fend off this opportunistic and inadequate offer for Inco and reject the Teck Offer.

With those comments, I’m happy to now take questions.

Forward-Looking Statements

This presentation contains, among other things, forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of the presentation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “potential”, “expect”, “forecast”, “estimate”, “would”, “could”, “if” and “may”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by the forward-looking statements in this presentation.

These forward looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in the Directors’ Circular dated May 29, 2006 filed with the Canadian and U.S. regulators; assumptions in connection with both the proposed combination of Teck and Inco under the Teck Offer, and the proposed combination of Inco and Falconbridge under Inco’s offer for the Falconbridge common shares, in respect of the results expected to be achieved from the combination of the entities, including calculating projected synergies and other benefits expected to be realized and the timing thereof.

In respect of these forward-looking statements, factors which could cause actual results to differ materially from current expectations regarding each of Inco, Teck and Falconbridge, include, but are not limited to, fluctuations in the prices of nickel and other primary metal products produced; fluctuations in asset values; the accuracy of ore reserve and mineral resource estimates; the accuracy of production, cost and cash costs per nickel unit projections; the successful development of mineral resources, completion of development projects, planned expansions or other projects; fluctuations in interest rates, exchange rates and demand and supply levels of nickel, copper and zinc; general economic conditions; competitive conditions; the outcome of pending legal proceedings; and changes to applicable laws, rules and regulations.

While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date of this presentation

Important Legal Information

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S DIRECTORS’ CIRCULAR DATED MAY 29, 2006 FILED WITH THE CANADIAN SECURITIES COMMISSIONS AND BEING MAILED TO INCO’S SHAREHOLDERS, AND ITS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION.

All information contained herein is qualified by the information disclosed in the Directors’ Circular (the “Circular”) filed by Inco Limited (“Inco”) on May 29, 2006. Readers are strongly urged to review the Circular in its entirety. The statements contained herein are further qualified by the sections of the Circular entitled “Caution Regarding Forward- Looking Statements”, “Information Regarding Falconbridge and Teck” and “Schedule B Important Information Regarding Inco’s Ore Reserves and Mineral Resources” including all of the assumptions identified therein, as well as the description of factors that could cause actual results to differ from the forward-looking statements. In addition, the statements contained herein are further qualified by the section in the take-over bid circular filed by Inco on October 24, 2005, as amended and supplemented, in respect of its take-over bid for Falconbridge Limited (“Falconbridge”) entitled “Risks Related to the Offer”.

This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the Directors’ Circular, the registration statement, the Solicitation/Recommendation Statement and Inco’s and Falconbridge’s other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.